

September 29, 2023

Jack Guo
Chief Financial Officer
Constellium SE
Washington Plaza
40-44 rue Washington
75008 Paris
France

      Re: Constellium SE
          Form 20-F for the fiscal year ended December 31, 2022
          Filed March 14, 2023
          Form 6-K furnished February 22, 2023
          Form 6-K furnished July 26, 2023
          File No. 001-35931

Dear Jack Guo:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2022

Operating and Financial Review and Prospects
Results of Operations, page 40

1.   When you discuss revenue fluctuations between periods, specifically describe the extent to which changes are attributable to changes in prices, changes in the volume or amount of goods or services being sold, and the introduction of new products or services. Although you quantify on pages 40, 43, and 45-46 the percentage change in tons shipped and revenue per ton for the applicable fiscal years, you do not quantify the impact of volumes or prices in terms of revenue dollars. See Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Cost of Sales, page 41

2.   When you discuss changes in cost of sales between fiscal years, please ensure you also discuss changes in gross profit margin.

Segment Adjusted EBITDA, page 46

3.   We note that your Adjusted EBITDA calculation adjusts for "metal price lag," which "is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year." As it appears this adjustment may have the effect of changing recognition and measurement principles required to be applied under IFRS, please explain in greater the nature of and reasons for this adjustment and why it does not result in the presentation of an individually tailored measure pursuant to Question 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("Non-GAAP C&DI's"). Considering providing illustrative examples of adjustment mechanics to assist our understanding.

Liquidity and capital resources
Cash Flows, page 50

4.   Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements
2.6 Principles governing the preparation of the Consolidated Financial Statements
Trade account receivables, page F-13

5.   We note that you recognize trade receivable at fair value through other comprehensive income ("OCI") since they are managed under an objective that results in both collecting the contractual cash flows and selling the receivables to factors. We further note your disclosures on pages F-13 and F-30 that you factor trade receivables under various factoring agreements and that, depending on the circumstances, the transfers appear to be accounted for as sales or financings. Please tell us how you determined all trade receivables should be accounted for at fair value through OCI. In doing so, tell us what consideration you gave to the accounting treatment applied, particularly those receivables that do not qualify as sales, and tell us if you originate any trade receivables that are not included in factoring programs or that do not meet eligibility requirements to be included in the program.

Hedge accounting, page F-15

6.   You disclose that you "did not adopt the disposition of IFRS 9" on hedge accounting and "therefore continue to apply the provisions of IAS 39." Please specify for us how IFRS 9 impacted your hedge accounting both for hedges existing at the time of adoption as well as those arrangements entered into prospectively after adoption.

Share-based payment arrangements, page F-20

7.   We note your disclosure that share-based payment awards are expensed on a straight-line basis over the vesting period based on your estimate of equity instruments that will eventually vest. Considering you appear to issue awards with market conditions pertaining to the Total Shareholder Return performance of your shares, clarify your accounting policy disclosures to confirm, if true, that you recognize compensation expense for such awards irrespective of the outcome of the market condition.

2.7 Judgments in applying accounting policies and key sources of estimation uncertainty
Income Taxes, page F-20

8.   We note your disclosure that "there are many transactions and calculations for which the ultimate tax determination is uncertain" and that you recognize liabilities "based on estimates of whether additional taxes will be due." Please tell us and disclose in further detail your accounting policy for uncertain tax treatments. In doing so, clarify how you apply the guidance in paragraphs 9-12 of IFRIC 23.

Form 6-K furnished February 22, 2023

Exhibit 99.1

9.   Considering Net Operating Profit after Tax ("NOPAT") is calculated differently from what appears to be the standard calculation, please consider revising the titles of your NOPAT and Return on Investment Capital ("ROIC") measures to identify them as "adjusted" measures or a similar term.

Form 6-K furnished July 26, 2023

Exhibit 99.1

10.   Please address the following comments related to your presentation of the non-IFRS measure Value-Added Revenue ("VAR"):

•   We note your disclosure on page 16 that VAR eliminates the impact of metal price fluctuations, which includes the "cost of aluminium adjusted for metal lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging." As this measure appears to commingle revenue and costs, tell us why it does not represent an adjusted contribution margin measure rather than an adjusted revenue measure. Accordingly, tell us your basis for identifying revenue, rather than gross profit, as the most directly comparable IFRS measure to VAR.

• Explain to us in sufficient detail and revise future filings to specify the nature and calculation of the adjustment for "hedged cost of alloyed metal."

• Tell us how you determined your VAR calculation does not result in the presentation of an individually tailored measure pursuant to Question 100.04 of the Non-GAAP C&DI's.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing